UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PLAYLOGIC ENTERTAINMENT, INC

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

257674101
(CUSIP Number)

Concertgebouwplein 13
1071 LL AMSTERDAM
The Netherlands
+31 20 676 0304
__________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2008
____________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS:
John B.A.P. Groenewoud

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* :
With respect to 143,631 shares of common stock, PF. With respect to 7,826,317 shares of common stock, AF.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

	7	SOLE VOTING POWER

NUMBER OF		143,631

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,826,317 [1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		143,631

WITH	10	SHARED DISPOSITIVE POWER

7,826,317 [1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,504,555 [1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.15%

14	TYPE OF REPORTING PERSON

IN
1 Mr. John Groenewoud owns 7,969,948 shares of the Company’s common stock and warrants to purchase 3,534,607 shares of the Company’s common stock.

Item 1.	Security and Issuer

 This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") issued Playlogic Entertainment, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at CONCERTGEBOUWPLEIN 13, 1071 LL AMSTERDAM, THE NETHERLANDS.

Item 2.	Identity and Background

(a)         Name: This Schedule 13D is being filed on behalf of Mr. John Groenewoud, who is sometimes referred to herein as the “Reporting Person.”

(b)         Residence or business address: p/a Vughterweg 47, 5211 CK ‘s-Hertogenbosch, the Netherlands.

(c)         Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Mr. Groenewoud is the director of Groenewoud Vastgoed B.V., a company located at Vughterweg 47, 5211 CK ‘s-Hertogenbosch, the Netherlands.
(d)  Whether or not, during the past five years, the Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws: No

(e)         Whether or not, during the last five years, the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws: No

(f)         Citizenship: the Netherlands.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person purchased 7,969,948 shares for an amount of US$ 7,813,300.20 in private transactions. With respect to 143,631 shares of common stock, the source of funds was the personal funds of Mr. J.B.A.P. Groenewoud. With respect to 1,128,754 shares of common stock owned through Built to Build Vastgoed B.V, the source of funds was the funds of Built to Build Vastgoed B.V., which is a company that is controlled by  Mr. J.B.A.P Groenewoud. With respect to 6,697,563 shares of common stock owned through Opportunity Fund Brabant B.V.,which is a company that is controlled by Mr. J.B.A.P Groenewoud. An additional 3,534,607 warrants to purchase common shares, exercisable at any time, were issued to the Reporting Person. There was no other consideration paid in these transactions.

Item 4.	Purpose of the Transaction

The purpose of the transaction was to acquire shareholding in the Company. The reporting person has no intention to change or influence the control of the Company.

Item 5.	Interest in Securities of the Issuer

(a)           The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2: The aggregate number and percentage of class of common stock owned by Mr. J.B.A.P. Groenwoud is 11,504,555 or 23.15%.

(b)           For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared: With respect to 143,631 shares of common stock Mr. John Groenewoud has the sole voting power and the sole power to dispose as he owns these shares directly. With respect to 1,128,754 shares of common stock Mr. John Groenewoud shares the voting power and the power to dispose with Built to Build Vastgoed B.V., through which he owns the shares. With respect to 6,697,563 shares of common stock. Mr. John Groenewoud shares the voting power and the power to dispose with Opportunity Fund Brabant B.V., through which he owns the shares.

(c)  Any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a): The only transaction in the companies securities by the reporting person in the past sixty days were 6,697,563 shares of common stock purchased by Opportunity Fund Brabant B.V.,which is a company controlled by Mr. Groenewoud, for US$ 0.9420 in the Netherlands through a private transaction on April 4, 2008.

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified: None.

(e)  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.
.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any of the Common Stock beneficially owned by the Reporting Person

Item 7.	Material to be Filed as Exhibits

        None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated April 14, 2008
/s/ John Groenewoud
John B.A.P. Groenewoud